SEC FILE NUMBER
001-32145

CUSIP NUMBER
137225108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-23876

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CanArgo Energy Corporation

Full Name of Registrant

Former Name if Applicable

P.O. Box 291, St. Peter Port

Address of Principal Executive Office (Street and Number)
Guernsey, British Isles GY1 3RR

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CanArgo Energy Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). As initially reported on Form 8-K filed on January 5, 2009, the Company is in default in making interest payments under its outstanding Senior Subordinated Convertible Guaranteed Notes, due September 1, 2009 and its 12% Subordinated Convertible Guaranteed Notes, due June 28, 2010. The Company is continuing its negotiations with certain of the Note holders with a view to addressing such defaults. There can be no assurance, however, that such negotiations will be successfully concluded. The Company’s management team and finance and accounting personnel have been focused on such negotiations and, consequently, will not be able to timely file the 2008 Form 10-K due on March 16, 2009, without unreasonable effort or expense.
     As a result of these developments, the Company is unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the 2008 Form 10-K in order to have them properly certified by its principal executive officers and audited by its independent registered public accounting firm in order to timely file the 2008 Form 10-K.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Wilkins	+(44)	1481 729 980
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2009, the Company publicly announced its preliminary unaudited consolidated results of operations and financial condition as at December 31, 2008 and for the fiscal year then ended. Subsequently on March 3, 2009 the Company filed a Current Report on Form 8-K (“Form 8-K”) which set forth the information in its Press Release and attached a copy of the Press Release as Exhibit 99.1. The preliminary unaudited consolidated results of operations and financial condition as at December 31, 2008 and for the fiscal year then ended were attached to Exhibit 99.1 filed with the Form 8-K and are incorporated herein.
Operating Revenues from Continuing Operations for 2008 increased by approximately 29% over 2007 to $9.3 million. The increase in revenue was attributable to an increase in the realized price for its oil sold offset partially by lower volumes of oil sold at the Ninotsminda Field in Georgia.
The Company reported a net loss for 2008 of $57.8 million compared to a net loss for 2007 of $53.8 million. This was due to lower Income from Discontinued Operations, net of taxes and minority interest offset partially by improved Losses from Continuing Operations before taxes.
Operating Loss from Continuing Operations for 2008 increased to $54.2 for 2008 compared to $46.6 million in 2007. This was due higher Field Operating Expenses, Direct Project Costs, Depreciation, Depletion and Amortization and Impairment of Oil and Gas Properties, Ventures and Other Assets, partially offset by improved Operating Revenues from Continuing Operations and lower Selling, General and Administrative Expenses.
The Company performed its annual assessment of its costs classified as unproved property to determine if they should be transferred to the cost pool. After evaluating a number of factors including the length of time that these costs remained classified as unproved property, on February 28, 2009 the Board of Directors and Audit Committee of the Company determined that all of the $9.4 million relating to exploration properties should be moved to the cost pool. The Brent spot price for crude oil of $36.45 as at December 31, 2008 (compared to $94.00 as at December 31, 2007) contributed significantly to a revised estimate of value of the Company’s proved reserves as assessed by the Company’s independent reserve engineers, although the volume of these reserves were not significantly reassessed. Subsequently, the quarterly “ceiling test” determined that the net capitalized costs in the cost pool should be impaired to $nil and this was reflected by a $51.7m charge to Impairment of Oil and Gas Properties, Ventures and Other Assets in the last quarter of 2008.
The information set forth herein is preliminary in nature, has been prepared by management and has not been audited by the Company’s auditors. Accordingly, such information does not necessarily reflect results of the Company’s operations and financial condition that may be reportable after completion of an audit and, while management is reasonably confident that such information is materially accurate, such preliminary results may be subject to change and should not be regarded as a definitive report on results of operations and financial condition of the Company as at December 31, 2008 and for the fiscal year then ended.
This Notification of Late Filing may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding the intent, belief or current expectations of the Company and its management which are made with words such as “will,” “expect,” “believe,” and similar words. These forward-looking statements involve a number of risks, uncertainties and other factors, which may cause the actual results to be materially different from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations include: (i) the Company’s ability to continue as a going concern; (ii) the potential adverse impact of its default under its outstanding Notes on the Company’s liquidity or results of operations; (iii) the continued ability of the Company to fund its business, including, without limitation, its ability to meet its obligations as they come due; (iv) the ability of the Company to retain key executives and employees; and (v) other risks and factors regarding the Company described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as updated from time to time in the Company’s Securities and Exchange Commission filings. The Company does not intend to review, revise, or update any particular forward-looking statements in light of future events.
CanArgo Energy Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Jeffrey Wilkins

			Name:	Jeffrey Wilkins
			Title:	Chief Financial Officer and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).